UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
 (Amendment No. 6)

GATEWAY, INC.
(Name of Subject Company)

GATEWAY, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including associated Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

J. Edward Coleman
Chief Executive Officer
7565 Irvine Center Drive
Irvine, California 92618
(949) 471-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:
Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange (the “SEC”) on September 4, 2007 (the “Initial Schedule 14D-9”), as amended and supplemented by Amendment No. 1 thereto filed with the SEC on September 5, 2007 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2 thereto filed with the SEC on September 14, 2007 (“Amendment No. 2”), as amended and supplemented by Amendment No. 3 thereto filed with the SEC on September 27, 2007 (“Amendment No. 3”), as amended and supplemented by Amendment No. 4 thereto filed with the SEC on October 2, 2007 (“Amendment No. 4”), as amended and supplemented by Amendment No. 5 thereto filed with the SEC on October 5, 2007 (“Amendment No. 5” and, collectively with the Initial Schedule 14D-9, Amendment No. 1, Amendment No. 2, and Amendment No. 3, and Amendment No. 4, the “Schedule 14D-9”), by Gateway, Inc., a Delaware corporation (“Gateway”), relating to the cash tender offer by Galaxy Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (as it may be amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Gateway, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value per share, of Gateway (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A., as rights agent (such shares of common stock, together with the associated Rights, the “Shares”) at a price of $1.90 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Acer, Acquisition Sub and Gateway. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated in the Schedule 14D-9 by reference. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub shall cease, and Gateway will continue as the surviving corporation and as a wholly owned subsidiary of Acer. In the Merger, the Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Gateway or any direct or indirect subsidiary of Gateway and any Shares owned by Acer, Acquisition Sub, or any subsidiary of Acer or Acquisition Sub or held in the treasury of Gateway, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such Shares in respect of the Merger under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 6, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8.    Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection (n) thereof:

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(n) Purchase of Packard Bell Shares.
On October 8, 2007 and on October 9, 2007, respectively, Gateway issued a press release and filed with the SEC a Current Report on Form 8-K reporting that on October 4, 2007, it had delivered a binding offer letter to acquire all of the Packard Bell Shares from Mr. Hui and Clifford Holdings Limited (“Clifford”), an entity controlled by Mr. Hui. A copy of the press release is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.
Gateway will pay €31 million (approximately $44 million) to acquire the Packard Bell Shares pursuant to the terms and conditions of a purchase and sale agreement (the “Purchase Agreement”). Under the terms of the Purchase Agreement and a letter delivered to Gateway by Mr. Hui and Clifford dated October 4, 2007, the parties have agreed to work together in consultation with the Works Councils in France and the Netherlands and to secure antitrust and other regulatory approvals required for the signing and closing of the transaction. Mr. Hui and Clifford have also agreed to exclusivity arrangements and to exercise certain drag-along rights relating to the remaining outstanding Packard Bell Shares. As part of the transaction, Gateway agreed to escrow the sum of $10 million as a deposit towards the purchase price of the Packard Bell Shares.
As part of a June 2006 agreement with Mr. Hui, Gateway was granted a right of first refusal to acquire all of the Packard Bell Shares. On August 27, 2007, Gateway announced that it intended to exercise such right of first refusal. Gateway expects that the purchase price for the Packard Bell Shares and Gateway’s other costs and expenses associated with the transactions contemplated by the Purchase Agreement, including the $10 million escrow deposit, will be funded by Acer in accordance with Acer’s obligations under the Merger Agreement. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the complete terms and conditions of the Purchase Agreement, which will be filed if required by applicable securities laws following the execution of the Purchase Agreement by the parties.
In connection with Gateway’s acquisition of eMachines, Inc. from Mr. Hui in March 2004, Gateway and Mr. Hui entered into an indemnification agreement, dated as of March 11, 2004 (the “Indemnification Agreement”) and an indemnification escrow agreement, dated as of March 11, 2004 (the “Indemnification Escrow Agreement”), pursuant to which Gateway deposited 10,000,000 shares of Gateway common stock received by Mr. Hui in the acquisition into an escrow account (“Escrowed Shares”). Effective as of October 4, 2007, Gateway and Mr. Hui entered into amendments to the Indemnification Agreement and the Indemnification Escrow Agreement (collectively, the “Amendments”). Pursuant to the terms of the Amendments, Gateway agreed to release the Escrowed Shares and any proceeds thereof to Mr. Hui following the consummation of the transactions contemplated by the Merger Agreement.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following in numerical order:

Exhibit No.	Description

(e)(14)	Press release issued by Gateway on October 8, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8 K filed by Gateway with the SEC on October 9, 2007 (File No. 1-14500))

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.
By:	/s/ John P. Goldsberry
	Name:	John P. Goldsberry
	Title:	Senior Vice President and Chief Financial Officer

Dated: October 9, 2007

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